1227 25TH STREET, N.W. SUITE 200 WEST WASHINGTON, D.C. 20037 202-434-4660 FAX 202-434-4661 www.joneswalker.com

* VIA EDGAR *

August 3, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attention: Ms. Jessica Livingston

Re:	CBM Bancorp, Inc.
Pre-Effective Amendment No. 3 to
Registration Statement on Form S-1 (333-225353)

Dear Ms. Livingston:

On behalf of CBM Bancorp, Inc. (the “Company”), attached is Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 3”), which is being filed today via EDGAR. Pre-Effective Amendment No. 3 includes all necessary and outstanding offering related information. On behalf of the Company, we are also concurrently filing with the Commission the Company’s acceleration request letter and the letter of Raymond James & Associates, Inc. joining in such acceleration request. Please inform the undersigned promptly when you have determined the effective date and time of the above referenced registration statement.

Please contact the undersigned at (202) 203-1088 or James C. Stewart, Esq. at (202) 434-4671 should you have any comments or questions on the foregoing.

Sincerely, /s/ Edward B. Crosland, Jr. Edward B. Crosland, Jr.

Securities and Exchange Commission

August 3, 2018

Enclosures

cc:	Pamela Long, Assistant Director,

    Securities and Exchange Commission

Joseph M. Solomon, President

Jodi L. Beal, Chief Financial Officer

    CBM Bancorp, Inc.

Allan Jean

    Raymond James & Associates, Inc.

Edward G. Olifer, Esq.

Steve Donahoe, Esq.

    Kilpatrick Townsend & Stockton LLP

James C. Stewart, Esq., Jones Walker LLP

Daniel H. Burd, Esq., Jones Walker LLP